Item 1
ICICI Limited

LETTER FILED WITH DOMESTIC STOCK EXCHANGE

July 10, 2001

Smt. Rekha Karnik
Deputy General Manager - Listing
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Madam:

Pursuant to Clause 30 of the listing agreement, we have to inform you that Shri P.G. Mankad, Secretary, Ministry of Industry, Department of Industrial Policy & Promotion, Government of India has resigned as a Director of ICICI Limited effective July 1, 2001.

Please acknowledge receipt.


Yours faithfully,


Jyotin Mehta

END